

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 27, 2010

Mr. John H. Duerden
President Chief Executive Officer and Director
Crocs, Inc.
6328 Monarch Park Place
Niwot, Colorado 80503

Re: **Croc, Inc.**
        Form 10-K for Fiscal Year December 31, 2009
        Filed February 25, 2010
        File No. : 000-51754

Dear Mr. Duerden:

        We have completed our review of your filing and do not have any further
comments at this time.

                                        Very truly yours,

                                        Errol Sanderson
                                        Financial Analyst